SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Caesarstone Sdot-Yam Ltd. (the “Company”) today announced the results of its Annual General Meeting of Shareholders (the “Meeting”) held on December 3, 2015 at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.  At the Meeting, shareholders voted on eight proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on November 12, 2015.   As of November 3, 2015, the record date for the Meeting, there were 35,294,755 ordinary shares issued, outstanding and entitled to vote at the Meeting.   There were 30,053,923 ordinary shares present in person or represented by proxy at the Meeting, representing 85.15% of the issued and outstanding ordinary shares of the Company, and a quorum was present for all issues voted on at the Meeting.

Proposal Nos. 1, 2, 5, 6, 7 and 8 were approved by the requisite vote of the Company’s shareholders. Proposal Nos. 3 and 4 did not receive the requisite vote for approval.

The results for Proposal Nos. 1, 2 and 3, as certified by American Election Services, LLC, an independent inspector of elections, are as follows:

1.	To elect and re-elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:
		FOR	AGAINST	ABSTAIN

	(a) Mr. Moshe Ronen	29,903,913	118,920	31,090

	(b) Mr. Shachar Degani	29,951,620	71,098	31,204

	(c) Mr. Amihai Beer	29,951,491	71,282	31,149

	(d) Mr. Amit Ben Zvi	29,951,965	70,778	31,179

	(e) Mr. Ronald Kaplan	29,952,813	70,285	30,824

2.	To re-elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:	FOR	AGAINST	ABSTAIN

	(a) Mr. Yonatan Melamed	17,080,911	12,941,068	31,943

	(b) Mr. Ofer Tsimchi	17,082,469	12,939,008	32,444

3.	The proposal of Kibbutz Sdot-Yam to elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:	FOR	AGAINST	ABSTAIN

	(a) Mr. Yitzhak (Itzick) Sharir	13,286,270	16,737,552	30,100

	(b) Mr. Amnon Dick	13,289,213	16,731,869	32,840

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: December 10, 2015	By	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: VP Business Development & General Counsel